                                                         Page 1 of 34 Pages


                                           UNITED STATES
                                SECURITIES AND EXCHANGE COMMISSION
                                      Washington, D.C. 20549

                                           SCHEDULE 13D

                             Under the Securities Exchange Act of 1934
                                        (Amendment No.   )*

                                       LOCTITE CORPORATION
                                         (Name of Issuer)

                              Common Stock, par value $0.01 per share
                                  (Title of Class of Securities)

                                           540137 10 6
                                          (CUSIP Number)

                                       Mr. Thomas K. Hodgman
                                     One Gold Street, No. 24H
                                    Hartford, CT 06103   (860) 527-4864
                           (Name, Address and Telephone Number of Person
                         Authorized to Receive Notices and Communications)

                                        January 8, 1996
                      (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ X ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of the five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities and Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section or the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on the following pages

                                                         Page 2 of 34 Pages



1.      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        Robert H. Krieble


2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)[X]
                                                             (b)[ ]
3.      SEC USE ONLY

4.      SOURCE OF FUNDS*
        NOT APPLICABLE

5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) OR 2(e)
                                                               [  ]

6.      CITIZENSHIP OR PLACE OF ORGANIZATION
        UNITED STATES OF AMERICA

NUMBER       7.  SOLE VOTING POWER
OF SHARES        603,263 shares
BENEFICIALLY
OWNED BY     8.  SHARED VOTING POWER
EACH             53,244 shares
REPORTING
PERSON       9.  SOLE DISPOSITIVE POWER
WITH 603,263 shares, except to the extent that Robert H. Krieble shares dispositive power with respect to such shares with the other reporting persons by reasons of the understanding described in Item 4. (See Item
        4)

10.     SHARED DISPOSITIVE POWER
        53,244 shares, except to the extent that Robert H. Krieble shares dispositive power with respect to the aggregate of the shares owned by the reporting persons (2,817,859 shares) pursuant to the understanding described in Item 4. (See Item 4)

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 656,507 shares, except to the extent that Robert H. Krieble has beneficial ownership of the aggregate of the shares owned by the reporting persons (2,817,859 shares) pursuant to the understanding described in Item 4. (See Item 4)

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*
                                                               [X]

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        2.0%, except to the extent that Robert H. Krieble has beneficial ownership of the aggregate of the shares owned by the reporting persons, which amounts to 8.4% of the shares outstanding, pursuant to the understanding described in Item 4. (See Item 4)

14.     TYPE OF REPORTING PERSON*
        IN, 00-TRUSTEE


*  SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                         Page 3 of 34 Pages



1.      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        Nancy B. Krieble


2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                               (a)[X]
                                                               (b)[ ]
3.      SEC USE ONLY

4.      SOURCE OF FUNDS*
        NOT APPLICABLE

5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                  [  ]

6.      CITIZENSHIP OR PLACE OF ORGANIZATION
        UNITED STATES OF AMERICA

NUMBER       7.  SOLE VOTING POWER
OF SHARES        275,530 shares
BENEFICIALLY
OWNED BY     8.  SHARED VOTING POWER
EACH             53,244 shares
REPORTING
PERSON       9.  SOLE DISPOSITIVE POWER
WITH 275,530 shares, except to the extent that Nancy B. Krieble shares dispositive power with respect to such shares with the other reporting persons by reasons of the understanding described in Item 4. (See Item
        4)

10.     SHARED DISPOSITIVE POWER
        53,244 shares, except to the extent that Nancy B. Krieble shares dispositive power with respect to the aggregate of the shares owned by the reporting persons (2,817,859 shares) pursuant to the understanding described in Item 4. (See Item 4)

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 328,774 shares, except to the extent that Nancy B. Krieble has beneficial ownership of the aggregate of the shares owned by the reporting persons (2,817,859 shares) pursuant to the understanding described in Item 4. (See Item 4)

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*
                                                                      [X]

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        1.0%, except to the extent that Nancy B. Krieble has beneficial ownership of the aggregate of the shares owned by the reporting persons, which amounts to 8.4% of the shares outstanding, pursuant to the understanding described in Item 4. (See Item 4)

14.     TYPE OF REPORTING PERSON*
        IN, 00-TRUSTEE


*  SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                         Page 4 of 34 Pages



1.      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        Collette C. Krieble


2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)[X]
                                                             (b)[ ]
3.      SEC USE ONLY

4.      SOURCE OF FUNDS*
        NOT APPLICABLE

5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                [  ]

6.      CITIZENSHIP OR PLACE OF ORGANIZATION
        UNITED STATES OF AMERICA

NUMBER         7.  SOLE VOTING POWER
OF SHARES          22,426 shares
BENEFICIALLY
OWNED BY       8.  SHARED VOTING POWER
EACH               0 shares
REPORTING
PERSON         9.  SOLE DISPOSITIVE POWER
WITH 22,426 shares, except to the extent that Collette C. Krieble shares dispositive power with respect to such shares with the other reporting persons by reasons of the understanding described in Item 4. (See Item
        4)

10.     SHARED DISPOSITIVE POWER
        0 shares, except to the extent that Collette C. Krieble shares dispositive power with respect to the aggregate of the shares owned by the reporting persons (2,817,859 shares) pursuant to the understanding described in Item 4. (See Item 4)

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,426 shares, except to the extent that Collette C. Krieble has beneficial ownership of the aggregate of the shares owned by the reporting persons (2,817,859 shares) pursuant to the understanding described in Item 4. (See Item 4)

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*
                                                                  [X]

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        0.06%, except to the extent that Collette C. Krieble has beneficial ownership of the aggregate of the shares owned by the reporting persons, which amounts to 8.4% of the shares outstanding, pursuant to the understanding described in Item 4. (See Item 4)

14.     TYPE OF REPORTING PERSON*
        IN


*  SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                         Page 5 of 34 Pages



1.      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        Frederick B. Krieble


2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                           (a)[X]
                                                           (b)[ ]
3.      SEC USE ONLY

4.      SOURCE OF FUNDS*
        NOT APPLICABLE

5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) OR 2(e)
                                                          [  ]

6.      CITIZENSHIP OR PLACE OF ORGANIZATION
        CANADA

NUMBER    7.  SOLE VOTING POWER
OF SHARES     635,810 shares
BENEFICIALLY
OWNED BY  8.  SHARED VOTING POWER
EACH          256,160 shares
REPORTING
PERSON    9.  SOLE DISPOSITIVE POWER
WITH          635,810 shares, except to the extent that Frederick B. Krieble shares dispositive power with respect to such shares with the other reporting persons by reasons of the understanding described in Item 4. (See Item 4)

10.     SHARED DISPOSITIVE POWER
        256,160 shares, except to the extent that Frederick B. Krieble shares dispositive power with respect to the aggregate of the shares owned by the reporting persons (2,817,859 shares) pursuant to the understanding described in Item 4. (See Item 4)

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 891,970 shares, except to the extent that Frederick B. Krieble has beneficial ownership of the aggregate of the shares owned by the reporting persons (2,817,859 shares) pursuant to the understanding described in Item 4. (See Item 4)

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*
                                                               [X]

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        2.7%, except to the extent that Frederick B. Krieble has beneficial ownership of the aggregate of the shares owned by the reporting persons, which amounts to 8.4% of the shares outstanding, pursuant to the understanding described in Item 4. (See Item 4)

14.     TYPE OF REPORTING PERSON*
        IN, 00-CUSTODIAN


*  SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                         Page 6 of 34 Pages



1.      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        Helen K. Fusscas


2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                           (a)[X]
                                                           (b)[ ]
3.      SEC USE ONLY

4.      SOURCE OF FUNDS*
        NOT APPLICABLE

5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) OR 2(e)
                                                           [  ]

6.      CITIZENSHIP OR PLACE OF ORGANIZATION
        UNITED STATES OF AMERICA

NUMBER     7.  SOLE VOTING POWER
OF SHARES      747,038 shares
BENEFICIALLY
OWNED BY   8.  SHARED VOTING POWER
EACH           216,224 shares
REPORTING
PERSON     9.  SOLE DISPOSITIVE POWER
WITH           747,038 shares, except to the extent that Helen K. Fusscas shares dispositive power with respect to such shares with the other reporting persons by reasons of the understanding described in Item 4. (See Item
        4)

10.     SHARED DISPOSITIVE POWER
        216,224 shares, except to the extent that Helen K. Fusscas shares dispositive power with respect to the aggregate of the shares owned by the reporting persons (2,817,859 shares) pursuant to the understanding described in Item 4. (See Item 4)

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 963,262 shares, except to the extent that Helen K. Fusscas has beneficial ownership of the aggregate of the shares owned by the reporting persons (2,817,859 shares) pursuant to the understanding described in Item 4. (See Item 4)

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*
                                                                [X]

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        2.9%, except to the extent that Helen K. Fusscas has beneficial ownership of the aggregate of the shares owned by the reporting persons, which amounts to 8.4% of the shares outstanding, pursuant to the understanding described in Item 4. (See Item 4)

14.     TYPE OF REPORTING PERSON*
        IN, 00-TRUSTEE


*  SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                         Page 7 of 34 Pages



1.      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        Martin Wolman, as trustee


2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)[X]
                                                             (b)[ ]
3.      SEC USE ONLY

4.      SOURCE OF FUNDS*
        NOT APPLICABLE

5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) OR 2(e)
                                                             [  ]

6.      CITIZENSHIP OR PLACE OF ORGANIZATION
        United States of America

NUMBER     7.  SOLE VOTING POWER
OF SHARES      224,388 shares
BENEFICIALLY
OWNED BY   8.  SHARED VOTING POWER
EACH           0 shares
REPORTING
PERSON     9.  SOLE DISPOSITIVE POWER
WITH           224,388 shares, except to the extent that Martin Wolman shares dispositive power with respect to such shares with the other reporting persons by reasons of the understanding described in Item 4. (See Item
        4)

10.     SHARED DISPOSITIVE POWER
        0 shares, except to the extent that Martin Wolman shares dispositive power with respect to the aggregate of the shares owned by the reporting persons (2,817,859 shares) pursuant to the understanding described in Item 4. (See Item 4)

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        224,338 shares, except to the extent that Martin Wolman has beneficial ownership of the aggregate of the shares owned by the reporting persons (2,817,859 shares) pursuant to the understanding described in Item 4. (See Item 4)

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*
                                                               [X]

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        0.7%, except to the extent that Martin Wolman has beneficial ownership of the aggregate of the shares owned by the reporting persons, which amounts to 8.4% of the shares outstanding, pursuant to the understanding described in Item 4. (See Item 4)

14.     TYPE OF REPORTING PERSON*
        00-TRUSTEE


*  SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                         Page 8 of 34 Pages



1.      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        Management I, Limited


2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                          (a)[X]
                                                          (b)[ ]
3.      SEC USE ONLY

4.      SOURCE OF FUNDS*
        NOT APPLICABLE

5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) OR 2(e)
                                                           [  ]

6.      CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware

NUMBER     7.  SOLE VOTING POWER
OF SHARES      39,936 shares
BENEFICIALLY
OWNED BY   8.  SHARED VOTING POWER
EACH           0 shares
REPORTING
PERSON     9.  SOLE DISPOSITIVE POWER
WITH           39,936 shares, except to the extent that Management I, Limited shares dispositive power with respect to such shares with the other reporting persons by reasons of the understanding described in Item 4. (See Item 4)

10.     SHARED DISPOSITIVE POWER
        0 shares, except to the extent that Management I, Limited shares dispositive power with respect to the aggregate of the shares owned by the reporting persons (2,817,859 shares) pursuant to the understanding described in Item 4. (See Item 4)

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 39,936 shares, except to the extent that Management I, Limited has beneficial ownership of the aggregate of the shares owned by the reporting persons (2,817,859 shares) pursuant to the understanding described in Item 4. (See Item 4)

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*
                                                                [X]

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        0.1%, except to the extent that Management I, Limited has beneficial ownership of the aggregate of the shares owned by the reporting persons, which amounts to 8.4% of the shares outstanding, pursuant to the understanding described in Item 4. (See Item 4)

14.     TYPE OF REPORTING PERSON*
        CO, HC


*  SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                         Page 9 of 34 Pages



1.      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        Management II, Limited


2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                            (a)[X]
                                                            (b)[ ]
3.      SEC USE ONLY

4.      SOURCE OF FUNDS*
        NOT APPLICABLE

5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) OR 2(e)
                                                            [  ]

6.      CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware

NUMBER     7.  SOLE VOTING POWER
OF SHARES      216,224 shares
BENEFICIALLY
OWNED BY   8.  SHARED VOTING POWER
EACH           0 shares
REPORTING
PERSON     9.  SOLE DISPOSITIVE POWER
WITH           216,224 shares, except to the extent that Management II, Limited shares dispositive power with respect to such shares with the other reporting persons by reasons of the understanding described in Item 4. (See Item 4)

10.     SHARED DISPOSITIVE POWER
        0 shares, except to the extent that Management II, Limited shares dispositive power with respect to the aggregate of the shares owned by the reporting persons (2,817,859 shares) pursuant to the understanding described in Item 4. (See Item 4)

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        216,224 shares, except to the extent that Management II, Limited has beneficial ownership of the aggregate of the shares owned by the reporting persons (2,817,859 shares) pursuant to the understanding described in Item 4. (See Item 4)

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*
                                                               [X]

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        0.6%, except to the extent that Management II, Limited has beneficial ownership of the aggregate of the shares owned by the reporting persons, which amounts to 8.4% of the shares outstanding, pursuant to the understanding described in Item 4. (See Item 4)

14.     TYPE OF REPORTING PERSON*
        CO, HC


*  SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                         Page 10 of 34 Pages



1.      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        Theta II Limited


2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                          (a)[X]
                                                          (b)[ ]
3.      SEC USE ONLY

4.      SOURCE OF FUNDS*
        NOT APPLICABLE

5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) OR 2(e)
                                                           [  ]

6.      CITIZENSHIP OR PLACE OF ORGANIZATION
        Turks and Caicos Islands

NUMBER     7.  SOLE VOTING POWER
OF SHARES      617,958 shares
BENEFICIALLY
OWNED BY   8.  SHARED VOTING POWER
EACH           0 shares
REPORTING
PERSON     9.  SOLE DISPOSITIVE POWER
WITH           617,958 shares, except to the extent that Theta II Limited shares dispositive power with respect to such shares with the other reporting persons by reasons of the understanding described in Item 4. (See Item
        4)

10.     SHARED DISPOSITIVE POWER
        0 shares, except to the extent that Theta II Limited shares dispositive power with respect to the aggregate of the shares owned by the reporting persons (2,817,859 shares) pursuant to the understanding described in Item 4. (See Item 4)

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 617,958 shares, except to the extent that Theta II Limited has beneficial ownership of the aggregate of the shares owned by the reporting persons (2,817,859 shares) pursuant to the understanding described in Item 4. (See Item 4)

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*
                                                               [X]

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        1.8%, except to the extent that Theta II Limited has beneficial ownership of the aggregate of the shares owned by the reporting persons, which amounts to 8.4% of the shares outstanding, pursuant to the understanding described in Item 4. (See Item 4)

14.     TYPE OF REPORTING PERSON*
        CO, HC


*  SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                         Page 11 of 34 Pages



                                     STATEMENT ON SCHEDULE 13D



        Item 1.  Security and Issuer.

        The class of equity securities to which this Statement relates is the common stock, par value $0.01 per share (the "Common Stock") of Loctite, Corporation ("Loctite"), a Delaware corporation, whose principal executive offices are located at 10 Columbus Boulevard, Hartford, Connecticut 06106.

        Item 2.  Identity and Background.

        The following is the information required by Item 2(a) through Item 2(c) of Schedule 13D with respect to the reporting persons (together, the "reporting persons" and individually, each a "reporting person"):

        (a)    Name:   Robert H. Krieble

        (b)    Residence or Business Address:

               One Gold Street, No. 24H
               Hartford, Connecticut 06103

        (c)    Present Principal Occupation:

        Robert H. Krieble is a public policy consultant, a trustee of various family trusts and has family business and investment interests.

        (a)    Name:   Nancy B. Krieble

        (b)    Residence or Business Address:

               5-1 Pilgrim Landing
               Old Lyme, Connecticut 06371

        (c)    Present Principal Occupation:

        Nancy B. Krieble, the wife of Robert H. Krieble, is a trustee of several family trusts and has family business and investment interests.

        (a)    Name:   Frederick B. Krieble

        (b)    Residence or Business Address:

               Management II, Limited
               P.O. Box 387
               Central Square
               Leeward Highway
               Providenciales
               Turks and Caicos Islands
               British West Indies

        (c)    Present Principal Occupation:

        Frederick B. Krieble, the son of Robert H. Krieble and Nancy B. Krieble, is President of Management I Limited and Management II, Limited, holding companies for family business and investment interests, and is a director of Loctite. Frederick B. Krieble is also the Managing Director of Theta II Limited, a holding company for his business and investment interests. The addresses of Management I, Limited, Management II, Limited and Theta II Limited are set forth below.

        (a)    Name:   Collette C. Krieble

        (b)    Residence or Business Address:

                                                         Page 12 of 34 Pages

               P.O. Box 387
               Central Square
               Leeward Highway
               Providenciales
               Turks and Caicos Islands
               British West Indies

        (c)    Present Principal Occupation:

        Collette C. Krieble, the wife of Frederick B. Krieble, has family business and investment interests.

        (a)    Name:   Helen K. Fusscas

        (b)    Residence or Business Address:

               5 Cheney Road
               Marlborough, Connecticut 06447

        (c)    Present Principal Occupation:

        Helen K. Fusscas, the daughter of Robert H. Krieble and Nancy B. Krieble, is a scholar and educator, has family business and investment interests and is trustee of various family trusts.

        (a)    Name:   Martin Wolman, as trustee

        (b)    Residence or Business Address:

               Day, Berry & Howard
               CityPlace I
               Hartford, Connecticut 06103-3499

        (c)    Present Principal Occupation:

        Martin Wolman is an attorney who is a partner in the law firm of Day, Berry & Howard, and practices in the area of trusts and estates.

        (a)    Name:   Management I, Limited

        (b)    Residence or Business Address:

               P.O. Box 387
               Central Square
               Leeward Highway
               Providenciales
               Turks and Caicos Islands
               British West Indies

        (c)    Present Principal Occupation:

        Management I, Limited is a Delaware corporation and is a holding company for family business and investment interests. The information required by Item 2(a) through Item 2(c) of Schedule 13D with respect to the executive officers, directors and controlling persons of Management I, Limited is incorporated by reference to the information set forth in Exhibit B attached hereto and filed herewith.

        (a)    Name:   Management II, Limited

        (b)    Residence or Business Address:

               P.O. Box 387
               Central Square
               Leeward Highway
               Providenciales
               Turks and Caicos Islands
               British West Indies

        (c)    Present Principal Occupation:

                                                         Page 13 of 34 Pages

        Management II, Limited is a Delaware corporation and is a holding company for family business and investment interests. The information required by Item 2(a) through Item 2(c) of Schedule 13D with respect to the executive officers, directors and controlling persons of Management II, Limited is incorporated by reference to the information set forth in Exhibit C attached hereto and filed herewith.

        (a)    Name:   Theta II Limited

        (b)    Residence or Business Address:

               P.O. Box 171
               Central Square
               Leeward Highway
               Providenciales
               Turks and Caicos Islands
               British West Indies

        (c)    Present Principal Occupation:

        Theta II Limited is a corporation organized and existing under the laws of the Turks and Caicos Islands and is a holding company for Frederick B. Krieble's business and investment interests. The information required by Item 2(a) through Item 2(c) of Schedule 13D with respect to the executive officers, directors and controlling persons of Theta II Limited is incorporated by reference to the information set forth in Exhibit D attached hereto and filed herewith.

        The following is the information required by Item 2(d) through Item 2(f) of Schedule 13D with respect to each of the reporting persons:

        (d) During the past five years, none of the reporting persons nor any of the directors, executive officers or controlling persons of those reporting persons that are entities have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

        (e) During the past five years, none of the reporting persons or any of the directors, executive officers or controlling persons of those reporting persons that are entities has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of any such proceeding, has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        (f) Citizenship. Each of the reporting persons who is a natural person is a citizen of the United States of America, except for Frederick B. Krieble, who is a citizen of Canada. Management I, Limited and Management II, Limited are Delaware corporations and Theta II Limited is a corporation organized and existing under the laws of the Turks and Caicos Islands.

        Item 3.  Source and Amount of Funds or Other Consideration.

        Not Applicable.

        Item 4.  Purpose of Transaction.

        The reporting persons reached an understanding among themselves to sell, and did sell, 250,000 shares of Common Stock, as described herein in Item 5, for purposes of diversification of investments. Based on the reporting persons' ongoing evaluation of the business, prospects and financial condition of Loctite, the market for and price of the Common Stock, other opportunities available to the reporting persons, offers for the reporting persons' shares of Common Stock, general economic conditions and other future developments, the reporting persons may decide to sell or seek the sale of a portion of the reporting persons' present or future beneficial holdings of Common Stock, or may decide to hold the reporting persons' present or future beneficial holdings of Common Stock.

        Consistent with the foregoing and without intending in any way to limit their future options and courses of action, as of the date hereof, to the best

                                                         Page 14 of 34 Pages

knowledge of the reporting persons, none of the reporting persons has any plans or proposals that relate to or would result in any of the following:

        (a) The acquisition by any person of additional securities of Loctite, or the disposition of securities of Loctite;

        (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Loctite or any of its subsidiaries;

        (c) A sale or transfer of a material amount of assets of Loctite or of any of its subsidiaries;

        (d) Any change in the present board of directors or management of Loctite, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

        (e) Any material change in the present capitalization or dividend policy of Loctite;

        (f) Any other material change in Loctite's business or corporate structure;

        (g) Changes in Loctite's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of Loctite by any person;

        (h) Causing a class of securities of Loctite to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

        (i) A class of equity securities of Loctite becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the "Act"); or

        (j)    Any action similar to any of those enumerated above.

        Item 5.  Interest in Securities of the Issuer.

        (a)(i) As of the date hereof, each of the reporting persons respectively owns beneficially the number of shares of Common Stock and the percentage of the shares of Common Stock outstanding (33,603,019 as of December 31, 1995), that are set forth opposite his name below, except to the extent that such reporting person has an understanding with the other reporting persons to dispose of the shares of Common Stock each beneficially owns, as described herein, and to that extent each reporting person has beneficial ownership of the aggregate of the shares of Common Stock beneficially owned by all of the reporting persons:

                                          Shares of
Name                                      Common Stock                Percentage

Robert H. Krieble
        Individually:                          439,207                    1.3%

        As trustee or co-trustee
        of various trusts:                     217,300                    0.6

        Total Ownership                        656,507                    2.0

Nancy B. Krieble
        Individually:                          267,682                    0.8

        As trustee or co-trustee
        of various trusts:                      61,092                    0.2

        Total Ownership:                       328,774                    1.0

Collette C. Krieble
        Individually:                           22,426                    0.06

                                                         Page 15 of 34 Pages



                                          Shares of
Name                                     Common Stock                Percentage

Frederick B. Krieble
        Individually:                                 0                    0.0

        As Managing Director,
        of Theta II Limited:                    617,958                    1.8

        As 50% owner and a director
        of each of Management I, Limited
        and Management II, Limited:             256,160                    0.8

        As custodian for children:               17,852                    0.05

        Total Ownership                         891,970                    2.7

Helen K. Fusscas
        Individually:                           446,610                    1.3

        As 50% owner and a director
        of Management II, Limited:              216,224                    0.6

        As trustee of various trusts:           300,428                    0.9

        Total Ownership                         963,262                    2.9

Martin Wolman
        As trustee of various trusts:           224,388                    0.7

Management I, Limited                            39,936                    0.1

Management II, Limited                          216,224                    0.6

Theta II Limited                                617,958                    1.8

All of the reporting persons together,
        Total Ownership                       2,817,859                    8.4%

        (ii) In accordance with Rule 13d-4 under the Act, each of the reporting persons expressly declares that the filing of this statement shall not be construed as an admission that such person is, for the purposes of
Section 13(d) or Section 13(g) of the Act, the beneficial owner of any of the shares of Common Stock beneficially owned by any of the other reporting persons, as described above, except where the reporting person is a co-trustee with another reporting person, as described above.

        (b) Each of the reporting persons has the following power to vote, direct the voting of, dispose of, or direct the disposition of, shares of Common Stock, except to the extent that the reporting person has an understanding with the other reporting persons to dispose of the shares of Common Stock each beneficially owns, as described herein, and to that extent each reporting person shares the power to dispose of the aggregate of the shares of Common Stock beneficially owned by all the reporting persons:

        (i) Number of shares of Common Stock as to which the reporting person has the sole power to vote, direct the voting of, dispose of, or direct the disposition of:

                                                         Page 16 of 34 Pages

                                                                Shares of
        Name                                                  Common Stock

        Robert H. Krieble                                       603,263

        Nancy B. Krieble                                        275,530

        Frederick B. Krieble                                    635,810

        Collette C. Krieble                                      22,426

        Helen K. Fusscas                                        747,038

        Martin Wolman, as trustee                               224,388

        Management I, Limited                                    39,936

        Management II, Limited                                  216,224

        Theta II Limited                                        617,958

        (ii) Number of shares of Common Stock as to which the reporting person has shared power to vote, direct the voting of, dispose of, or direct the disposition of:

                                                                Shares of
        Name                                                  Common Stock

        Robert H. Krieble                                        53,244

        Nancy B. Krieble                                         53,244

        Frederick B. Krieble                                    256,160

        Collette C. Krieble                                           0

        Helen K. Fusscas                                        216,224

        Martin Wolman, as trustee                                     0

        Management I, Limited                                         0

        Management II, Limited                                        0

        Theta II Limited                                              0

                                                         Page 17 of 34 Pages



        (c) Besides the following transactions, no transactions by the reporting persons occurred during the past sixty days:

                                                                Where and How
                Character of           Price        Number       Transaction
 Date           Transaction           Per Share    of Shares     Was Effected
1/8/96       Disposition by            $47 5/8      50,000      Open Market Sale*
             Robert H. Krieble

1/8/96       Disposition by            $47 5/8      50,000      Open Market Sale*
             Nancy B. Krieble

1/8/96       Disposition by            $47 5/8      75,000      Open Market Sale*
             Theta II Limited

1/8/96       Disposition by            $47 5/8      75,000      Open Market Sale*
             Helen K. Fusscas**

12/28/95     Disposition by            $48          37,500      Open Market Sale*
             Robert H. Krieble***

12/28/95     Disposition by            $48          12,500      Open Market Sale*
             Nancy B. Krieble***

------------------------
*            Sold to Loctite pursuant to Loctite's stock buy-back
             program.
**           As trustee of three family trusts.
***          Dispositions by each of Robert H. Krieble and Nancy B.
             Krieble on December 28, 1995 were made prior to the reporting persons reaching the understanding described herein in Item 4 and consequently, prior to reporting persons being deemed a "group" as defined in Rule 13d-5.

     (d) Each beneficiary of each of the trusts of which any of Robert H. Krieble, Nancy B. Krieble, Helen K. Fusscas and Martin Wolman is a trustee or co-trustee, as described above, has the right to receive, or in the discretion of the trustee or the co-trustees of the trust may receive, income derived from dividends from, or principal amounts from the sale of, the shares of Common Stock owned by each trust of which he or she is the beneficiary. Each co-trustee of each of the trusts that has co-trustees, as described above, has shared power with the other co-trustee of the trust to direct the receipt of dividends from, or the proceeds of the sale of, the shares of Common Stock owned by the trust. None of such beneficiaries, trustees or co-trustees has such an interest in such shares that relates to more than 5% of the class of Common Stock.

        (e)    Not applicable.

        Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

        Apart from the understanding described in Item 4 hereof, none of the reporting persons has agreed to act together with any of the aforementioned persons, including any of the other reporting persons, or with any other person or entity for the purpose of acquiring, holding, voting or disposing of shares of Common Stock and each of the reporting persons disclaims membership in any "group" with respect to the Common Stock, except to the extent the reporting persons may be deemed a group with respect to the aforementioned understanding, for purposes of Section 13(d)(3) of the Act or Rule 13d-5 adopted thereunder.

        In May 1985, members of the Krieble family entered into an agreement (the "Agreement," a copy of which is attached hereto and filed herewith as

                                                         Page 18 of 34 Pages

Exhibit F) to sell, and sold, in a private sale, a part of their then holdings in Loctite to Henkel of America, Inc. ("Henkel"), a United States subsidiary of Henkel KGaA, a major manufacturer of chemicals, household products and adhesives located in Dusseldorf, Federal Republic of Germany. Pursuant to the terms and conditions of the Agreement, which are incorporated herein by reference to Exhibit F, Henkel has a right of first refusal with respect to all shares of Common Stock owned by the sellers under the Agreement at the time of the Agreement. Henkel has the option for a period of 30 days after receipt of notice from the reporting persons to purchase any or all shares proposed to be disposed of by the reporting persons for a cash consideration per share equal to the fair market value of the consideration reflected in the notice from the reporting persons. If Henkel does not exercise its option within such time period, the reporting persons have until the sixtieth day after Henkel's receipt of the notice to dispose of the shares as to which Henkel does not exercise its option, but only on the terms and to the transferee reflected in such notice. Although Theta II Limited was not a party to the Agreement, Theta II Limited and Henkel executed an agreement (the "Theta Agreement"), a copy of which is attached hereto as Exhibit G, confirming that the shares of Common Stock transferred to Theta II Limited from Frederick B. Krieble (the "Theta Shares") remained subject to the Agreement. Loctite also executed an Acknowledgement (the "Loctite Acknowledgement"), a copy of which is attached hereto as Exhibit H, acknowledging that the Theta Shares remained subject to the Agreement. As described in Amendment No. 7 to Henkel's Statement on
Schedule 13D dated April 14, 1995, Henkel assigned its rights of first refusal under the Agreement, to the extent not exercised by Henkel, to Loctite.

        Robert H. Krieble and Nancy B. Krieble have pledged a total of 438,595 shares of Common Stock to The Chase Manhattan Bank, N.A. to secure a promissory note in the principal amount of $5,000,000, pursuant to a Security Agreement dated June 7, 1993, as amended, and Helen K. Fusscas has pledged 283,070 shares of Common Stock to Bessemer Trust Company to secure a secured term note in the principal amount of $5,000,000 due July 31, 1996.

        Other than the foregoing, none of the reporting persons knows of any contracts, arrangements, understandings or relationships (legal or otherwise) between the persons named in Item 2 hereof and any other person with respect to any securities of the issuer including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

        Item 7.  Material to be Filed as Exhibits.

        A.     Agreement for Joint Filing                           Pages __

        B.     Directors, Executive Officers
               and Controlling Persons of
               Management I, Limited                                Page __

        C.     Directors, Executive Officers
               and Controlling Persons of
               Management II, Limited                               Page __

        D.     Directors, Executive Officers
               and Controlling Persons of
               Theta II Limited                                     Page __

        E.     Power of Attorney                                    Page __

        F.     Stock Purchase Agreement, Dated
               May 23, 1985                                         Page __

        G.     Theta Agreement                                      Page __

        H.     Loctite Acknowledgement                              Page __

                                                         Page 19 of 34 Pages

                                             SIGNATURE

        After reasonable inquiry and to the best of the knowledge and belief of each of the reporting persons respectively, each of the reporting persons certifies that the information set forth in this statement is true, complete and correct.

Date:  January  18, 1996


/s/ Robert H. Krieble
________________________________               Management I, Limited
Robert H. Krieble,
Individually, as Trustee and as Co-               /s/ Frederick B. Krieble
Trustee                                        By:_____________________________
                                                  Name:  Frederick B. Krieble
                                                  Title: President

/s/ Nancy B. Krieble
________________________________               Management II, Limited
Nancy B. Krieble,
Individually, as Trustee and as Co-
Trustee                                           /s/ Frederick B. Krieble
                                               By:_____________________________
/s/ Frederick B. Krieble
________________________________                  Name:   Frederick B. Krieble
Frederick B. Krieble,                             Title:  President
Individually and as Custodian
                                               Theta II Limited
/s/ Collette C. Krieble
________________________________
Collette C. Krieble                               /s/ Frederick B. Krieble
                                               By:_____________________________
 /s/ Helen Fusscas                                Name:   Frederick B. Krieble
________________________________                  Title:  Managing Director
Helen K. Fusscas,
Individually and as Trustee
/s/ Martin Wolman
________________________________
Martin Wolman, as Trustee

                                                         Page 20 of 34 Pages


                                    EXHIBIT A

                             AGREEMENT FOR JOINT FILING

    The undersigned agree that this Statement on Schedule 13D and all subsequent amendments thereto are filed on behalf of each of them.


Date:  January  18, 1996


/s/ Robert H. Krieble
________________________________               Management I, Limited
Robert H. Krieble,
Individually, as Trustee and as Co-               /s/ Frederick B. Krieble
Trustee                                        By:_____________________________
                                                  Name:  Frederick B. Krieble
                                                  Title: President

/s/ Nancy B. Krieble
________________________________               Management II, Limited
Nancy B. Krieble,
Individually, as Trustee and as Co-
Trustee                                           /s/ Frederick B. Krieble
                                               By:_____________________________
/s/ Frederick B. Krieble
________________________________                  Name:   Frederick B. Krieble
Frederick B. Krieble,                             Title:  President
Individually and as Custodian
                                               Theta II Limited
/s/ Collette C. Krieble
________________________________
Collette C. Krieble                               /s/ Frederick B. Krieble
                                               By:_____________________________
 /s/ Helen Fusscas                                Name:   Frederick B. Krieble
________________________________                  Title:  Managing Director
Helen K. Fusscas,
Individually and as Trustee
/s/ Martin Wolman
________________________________
Martin Wolman, as Trustee

                                                         Page 21 of 34 Pages



                                                          EXHIBIT B
                                                  IDENTITY AND BACKGROUND OF
                                                   MANAGEMENT I, LIMITED


                                                                                                      Aggregate #
                                                                               Titles At              of Shares of   Percentage of
                          Residence or             Principal Occupation       Management I,           Common Stock   Common Stock
 Name                   Business Address              or Employment                 Limited               Owned         Owned
|Frederick B.         |Management II,          |President of             |Chairman of the       |       891,970     |     2.7%   |
|Krieble              |Limited                 |Management I, Limited    |Board                 |                   |            |
|                     |P.O. Box 387            |and Management II,       |of Directors,         |                   |            |
|                     |Central Square          |Limited and Managing     |President             |                   |            |
|                     |Leeward Highway         |Director of Theta II     |                      |                   |            |
|                     |Providenciales          |Limited                  |                      |                   |            |
|                     |Turks and Caicos        |                         |                      |                   |            |
|                     | Islands                |                         |                      |                   |            |
|                     |British West Indies     |                         |                      |                   |            |
|Helen K. Fusscas     |5 Cheney Road           |Family business and      |Secretary and         |       963,262     |     2.9%   |
|                     |Marlborough, CT 06447   |investment interests     |Treasurer             |                   |            |
|Amanda C. Fusscas    |5 Cheney Road           |Entrepreneur             |Director              |         3,402     |     0.01%  |
                       Marlborough, CT 06447
|Frederick J.          5 Cheney Road           |Entrepreneur             |Director              |         3,402     |     0.01%  |
|Fusscas              |Marlborough, CT 06447                             |                      |                   |            |
|Christopher P.       |5 Cheney Road            Entrepreneur             |Director              |         3,402     |     0.01%  |
|Fusscas              |Marlborough, CT 06447                             |                      |                   |            |

                                                         Page 22 of 34 Pages



                                                               EXHIBIT C
                                                      IDENTITY AND BACKGROUND OF
                                                                  OF
                                                        MANAGEMENT II, LIMITED



|                     |                        |                         |                      |  Aggregate #      |            |
|                     |                        |                         |       Titles At      | of Shares of      |Percentage  |
|                     |   Residence or         |  Principal Occupation   |     Management II,   | Common Stock      | of Common  |
|      Name           | Business Address       |     or Employment       |        Limited       |  Owned            |Stock Owned |
|Frederick B.         |Management II,          |President of             |Chairman of the       |       891,970     |     2.7%   |
|Krieble              |Limited                 |Management I, Limited    |Board                 |                   |            |
|                     |P.O. Box 387            |and Management II,       |of Directors,         |                   |            |
|                     |Central Square          |Limited and Managing     |President             |                   |            |
|                     |Leeward Highway         |Director of Theta II     |                      |                   |            |
|                     |Providenciales          |Limited                  |                      |                   |            |
|                     |Turks and Caicos        |                         |                      |                   |            |
|                     | Islands                |                         |                      |                   |            |
|                     |British West Indies     |                         |                      |                   |            |
|Helen K. Fusscas     |5 Cheney Road           |Family business and      |Director, Secretary   |       963,262     |     2.9%   |
|                     |Marlborough, CT 06447   |investment interests     |and                   |                   |            |
|                     |                        |                         |Treasurer             |                   |            |
|Collette C.          |P.O. Box 387            |Family business and      |Director              |        22,426     |     0.06%  |
|Krieble              |Central Square          |investment interests     |                      |                   |            |
|                     |Leeward Highway         |                         |                      |                   |            |
|                     |Providenciales          |                         |                      |                   |            |
|                     |Turks and Caicos        |                         |                      |                   |            |
|                     | Islands                |                         |                      |                   |            |
|                     |British West Indies     |                         |                      |                   |            |

                                                         Page 23 of 34 Pages



                                                               EXHIBIT D
                                                      IDENTITY AND BACKGROUND OF
                                                                  OF
                                                           THETA II LIMITED



|                     |                        |                         |                      |  Aggregate #      |            |
|                     |                        |                         |    Titles At         | of Shares of      |Percentage  |
|                     |   Residence or         |Principal Occupation     |    Theta II          | Common Stock      | of Common  |
|      Name           | Business Address       |   or Employment         |    Limited           |   Owned           |   Stock    |
|                     |                        |                         |                      |                   |   Owned    |
|Frederick B.         |Management II,          |President of             |Managing Director     |       891,970     |     2.7%   |
|Krieble              |Limited                 |Management I, Limited    |                      |                   |            |
|                     |P.O. Box 171            |and Management II,       |                      |                   |            |
|                     |Central Square          |Limited and Managing     |                      |                   |            |
|                     |Leeward Highway         |Director of Theta II     |                      |                   |            |
|                     |Providenciales          |Limited                  |                      |                   |            |
|                     |Turks and Caicos        |                         |                      |                   |            |
|                     |Islands                 |                         |                      |                   |            |
|                     |British West Indies     |                         |                      |                   |            |

                                                         Page 24 of 34 Pages



                                     EXHIBIT E


                                  POWER OF ATTORNEY



        Each of the undersigned hereby authorizes each of Robert H. Krieble and Nancy B. Krieble, acting individually, to sign and cause to be filed on behalf of the undersigned any and all amendments to the Statement on Schedule 13D heretofore filed by Robert H. Krieble, Nancy B. Krieble, Frederick B. Krieble, Collette C. Krieble, Helen K. Fusscas, Martin Wolman, Management I, Limited, Management II, Limited and Theta II Limited.



Date:  January  18, 1996


/s/ Robert H. Krieble
________________________________               Management I, Limited
Robert H. Krieble,
Individually, as Trustee and as Co-               /s/ Frederick B. Krieble
Trustee                                        By:_____________________________
                                                  Name:  Frederick B. Krieble
                                                  Title: President

/s/ Nancy B. Krieble
________________________________               Management II, Limited
Nancy B. Krieble,
Individually, as Trustee and as Co-
Trustee                                           /s/ Frederick B. Krieble
                                               By:_____________________________
/s/ Frederick B. Krieble
________________________________                  Name:   Frederick B. Krieble
Frederick B. Krieble,                             Title:  President
Individually and as Custodian
                                               Theta II Limited
/s/ Collette C. Krieble
________________________________
Collette C. Krieble                               /s/ Frederick B. Krieble
                                               By:_____________________________
 /s/ Helen Fusscas                                Name:   Frederick B. Krieble
________________________________                  Title:  Managing Director
Helen K. Fusscas,
Individually and as Trustee
/s/ Martin Wolman
________________________________
Martin Wolman, as Trustee

                                                         Page 25 of 34 Pages

                                 EXHIBIT F
                         STOCK PURCHASE AGREEMENT

        Henkel of America, Inc., a corporation organized under the laws of the State of New York ("Buyer"), and each of the selling stockholders listed on Schedule A hereto (each a "Seller"), in consideration of, and subject to, the terms, conditions, representations, warranties and covenants herein contained, hereby agree as of the 23rd day of May, 1985 as follows:

        Section 1. Sale and Purchase. Each Seller agrees to sell to Buyer, and Buyer agrees to purchase from each Seller, the number of shares of common stock, no par value, of Loctite Corporation, a corporation organized under the laws of the State of Connecticut (the "Company"), set forth opposite the name of such Seller on Schedule A hereto (collectively the "Shares"). The purchase price for the Shares shall be $35 per Share in cash.

        Section 2. Closing. On a date three business days following satisfaction of the conditions set forth in Sections 3(b) and 6(b) hereof, or such later date as may be satisfactory to the parties, (a) Sellers shall cause to be delivered to Buyer certificates representing the Shares, registered in the name of Buyer or its nominee, together with (i) evidence satisfactory to Buyer as to the payment of any necessary stock transfer taxes, and (ii) an opinion of Day, Berry & Howard, counsel for the Company, to the effect that the shares evidenced by such certificates have been validly issued and are fully paid and non-assessable, and (b) Buyer shall cause to be deposited into an account designed on three days' notice by the Sellers New York Clearing
House Funds in the amount of the purchase price set forth in Section 1 hereof.


        Sections 3.  Representations and Warranties of Buyer.

Buyer represents and warrants to and for the benefit of Sellers as follows:

    (a) Buyer has all requisite corporate power to enter into this Agreement and to consummate the transactions contemplated hereby in accordance with the terms hereof.

    (b) Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby in accordance with the terms hereof (i) results or will result in a material breach of, or constitutes or will constitute a material default under any agreement or other undertaking to which Buyer is a party or by which Buyer may be bound, or (ii) results or will result in a material violation of any order, writ, injunction, decree or award of any court or governmental authority to which Buyer may be subject, or (iii) results or will result in a material violation of any Federal or state law, statute, ordinance, rule or regulation applicable to Buyer.


        Section 4.  Representations and Warranties of Sellers.

Each of the Sellers represents and warrants to and for the benefit of Buyer as follows:

    (a) The authorized capital stock of the Company consists of 12,000,000 shares of common stock, no par value, of which 9,021,021 shares are issued and outstanding and no shares are held in treasury.

    (b) Such Seller owns the Shares indicated on Schedule A hereto, free and clear of any liens, charges, claims or encumbrances, and has all requisite authority to enter into this Agreement and to consummate the transactions contemplated hereby in accordance with the terms hereof. The Shares have been validly issued, and are fully paid and non-assessable.

    (c) Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby in

                                                         Page 26 of 34 Pages

           accordance with the terms hereof (i) results or will result in a material breach of, or constitutes or ill constitute material default under, any agreement or other undertaking to which such Seller is a party or by which such Seller may be bound, or (ii) results or will result in a material violation of any order, writ, injunction, decree or award of any court or governmental authority to which such Seller may be subject, or (iii) results or will result in a material violation of any Federal or state law, statute, ordinance, rule o regulation applicable to such Seller.

    (d) To the best of such Seller's knowledge, each of the balance sheets (including any related notes and schedules) included in the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 1984 and Quarterly Reports on Form 10-Q for the fiscal quarters ended September 30, 1984, December 31, 1984 and March 31, 1985 (collectively, the "Company Reports") fairly presents the consolidated financial position of the Company as of its date, and other financial statements (including any related notes and schedules) included in the Company Reports fairly present the consolidated results of operations or other information included therein of the Company for the periods or as of the dates therein set forth, subject, where appropriate, to normal year-end adjustments, in each case in accordance with generally accepted accounting principles consistently applied during the periods involved. To the best of such Seller's knowledge, none of the Company Reports (i) contained, as of its date, either any untrue statement of material fact or any projection, statement of intention or opinion that was without a reasonable basis or was not made in good faith, or (ii) omitted, as of its date, any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. To the best of such Seller's knowledge, since June 30, 1984, there has not been any material adverse change in the financial condition, properties or businesses of the Company and its subsidiaries taken as whole.


        Section 5.  Conditions to Obligations of Buyer.

The obligation of Buyer to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment of the following conditions:

    (a) The representations and warranties contained in Section 4 hereof shall be true and correct on and as of the date of closing with the same effect as though made on and as of the date of closing, and each Seller shall have complied with all agreements and conditions contained herein required to be complied with by such Seller on or before the date of closing, and Buyer shall have received a certificate, dated as of the date of the closing, signed by Robert E. Krieble to such effect.

    (b) There shall have been filed all reports and satisfied all requests for additional information pursuant to the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "H-S-R Act"), and the rules thereunder, and the applicable waiting periods shall have expired.


        Section 6.  Conditions to Obligations of Each Seller.

The obligation of each Seller to consummate the transactions contemplate by this Agreement shall be subject to the fulfillment of the following conditions:

    (a) The representations and warranties contained in Section 3 hereof shall be true and correct on and as of the date of closing with the same effect as though made on and as of the date of closing, and Buyer shall have complied with all agreements and conditions contained herein required to be complied with by Buyer or before

                                                         Page 27 of 34 Pages

           the date of closing and Sellers shall have received a certificate, dated the date of closing, signed by an authorized officer of Buyer to such effect.

    (b) There shall have been filed all reports and satisfied all requests for additional information pursuant to the H-S-R Act, and the rules thereunder, and the applicable waiting periods shall have expired.


        Section 7.  Further Assurances; Right of First Refusal.

    (a) Buyer and each Seller agree to cooperate fully with each other in connection with any steps to be taken to consummate the transactions contemplated hereby in accordance with the terms hereof. Without limiting the generality of the foregoing, Buyer and each Seller agree to use its best efforts to satisfy those conditions set forth in Section 5 and 6 hereof that are to be satisfied by it.

    (b) Each Seller hereby grants to Buyer a right of first refusal with respect to all shares of common stock, no par value, of the Company (other than Shares) now owned by such Seller, on the following terms and conditions:

    (i) Any Seller proposing to sell or otherwise dispose of any such shares prior to May 23, 1998 shall deliver written notice ("Seller's Notice") of the proposed disposition (including the identity of the transferee, evidence reasonably satisfactory to Henkel that the proposed transaction is being conducted on an arms' length basis, all of the material terms thereof and the Seller's address for purpose of Henkel's Notice, as hereinafter defined) to Henkel, 600 Madison Avenue, New York, New York (with copy to Alan Appelbaum, Esq., Cleary, Gottlieb, Steen & Hamilton, 1 State Street Plaza, New York, New York).

    (ii) For a period of 30 days after receipt of Seller's Notice, Henkel shall have the option, exercisable by written notice ("Henkel's Notice") delivered to such Seller, to purchase from such Seller any or all of the shares proposed to be disposed of by such Seller, for a cash consideration per share equal to the fair market value of the consideration reflected in Seller's Notice. Any such purchase shall be consummated within 30 days of delivery of Henkel's Notice.

    (iii) If Henkel fails to exercise such option (or shall exercise such option as to less than all such shares), such Seller shall be permitted until the sixtieth day following receipt by Henkel of Seller's Notice, to dispose of any such shares as to which Henkel did not exercise its option, but only on the terms and to the transferee reflected in Seller's Notice. Any such shares not so disposed of shall again be subjected to the provisions of this Section.

    (iv) Each Seller agrees to cause the certificates representing shares subject to the right of first refusal stamped at the closing with a legend satisfactory to Henkel reflecting the existence of this right of first refusal.

    (v) Transfers on death of a Seller and transfers among Sellers shall not constitute disposition within the meaning of this Section 7(b) provided that each transferee deliver written acknowledgment to Henkel that such transferee is bound by the terms and provisions of this Section 7(b) with respect to all shares so transferred.


        Section 8. Miscellaneous. This Agreement constitutes the entire agreement between the parties with respect to the purchase by Buyer and the sale by Sellers of the Shares, and supersedes all previous written, oral or

                                                         Page 28 of 34 Pages

implied understandings between them with respect to such matters. This Agreement may not be modified or amended except by an instrument in writing signed by the party against whom enforcement of any such modification or amendment is sought. All agreements, covenants, representations and warranties contained herein, or in any certificate or other document delivered pursuant hereto, shall survive the execution and delivery of this Agreement, the sale and delivery to Buyer of the Shares and any investigation at any time made by Buyer or on Buyer's behalf. This Agreement shall be construed in accordance with and governed by the laws of the State of New York. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. This Agreement shall terminate in all respects if the closing has not occurred on or before May 23, 1986, provided that each party shall retain any rights arising out of a breach prior to such termination.

        IN WITNESS WHEREOF, the undersigned parties hereto have duly executed this Agreement as of the date first above written.

                                  HENKEL OF AMERICA, INC.


                                  _____________________________________
                                  By Helmut Sihler, Chairman


                                  SELLERS LISTED ON SCHEDULE A HERETO
                                  (other than Gladys V.K. Delmas)


                                  _____________________________________
                                  By William G. DeLan
				  Attorney-in-Fact


                                  GLADYS V.K. DELMAS


                                  _____________________________________
                                  By Joseph C. Mitchell
                                  Attorney-in-Fact

                                SCHEDULE A


Individuals                                           Number of Shares

        Robert H. Krieble                                   431,843
        Nancy B. Krieble                                    297,101
        Laura C. Krieble                                     36,800
        Gladys V.K. Delmas                                  428,105
        Fredericki B. Krieble                                53,992
        Collette C. Krieble                                   4,624
        J. Peter Fusscas                                      5,492
        Helen K. Fusscas                                     32,937

Custodial

        Frederick B. Krieble, Custodian
               for Robert Kriebel Krieble                       2,003

        Frederick B. Krieble, Custodian
               for Daniel Coty Krieble                            827

        James P. Fusscas, Custodian
               for Christopher Peter Fusscas                    4,148

        James P. Fusscas, Custodian
               for Frederick James Fusscas                      3,894

        James P. Fusscas, Custodian
               for Amanda Cassel Fusscas                        3,894

Trusts

        Vernon K. Krieble Trust under
        Agreement dated 7/14/56                               334,584

        Robert E. Krieble Trust under
        Agreement dated 7/14/56                               117,274

        Vernon K. Krieble Trust under Will                    130,236

        Jean P. Delmas Trust under
        Agreement dated 9/28/64                                53,184

        Laura C. Krieble Trust under
        Agreement dated 1/14/71 for benefit
        of Frederick B. Krieble                                11,538

        Laura C. Krieble Trust under
        Agreement dated 1/14/71 for benefit
        of Helen K. Fusscas                                    12,452

        Robert H. Krieble Trust under
        Agreement dated 1/9/74 for benefit
        of Christopher Peter Fusscas                            1,179

        Robert H. Krieble Trust under
        Agreement dated 1/9/74 for benefit of
        Amanda Cassel Fusscas                                   1,179

        Robert H. Krieble Trust under
        Agreement dated 1/9/74 for benefit of
        Frederick James Fusscas                                 1,179

        Robert H. Krieble and Nancy B.
        Krieble Trusts under Agreement
        dated 5/14/79 for benefit of
        Fusscas grandchildren                                   5,083

                                                         Page 29 of 34 Pages

        Laura C. Krieble Trust under
        under Agreement dated 8/10/79
        for benefit of great-grandchildren
        (Christopher Peter Fusscas,
        Amanda Cassel Fusscas and
        Frederick James Fusscas)                                3,257

        Robert H. Krieble and Nancy B.
        Krieble Trusts under Agreement
        dated 8/8/84 for benefit of
        Daniel Coty Krieble                                     3,739



        Robert H. Krieble and Nancy B.
        Krieble Trusts under Agreement
        dated 8/8/84 for benefit of
        Robert Kriebel Krieble                                  2,754

        Robert H. Krieble and Nancy B.
        Krieble Trusts under Agreement
        dated 11/6/84 for benefit of
        Frederick James Fusscas                                   354

        Robert H. Krieble and Nancy B.
        Krieble Trusts under Agreement
        dated 11/6/84 for benefit of
        Amanda Cassel Fusscas                                     354

        Robert H. Krieble and Nancy B.
        Krieble Trusts under Agreement
        dated 11/6/84 for benefit of
        Christopher Peter Fusscas                                 354


Corporations

        Management I, Limited                                  36,016

        Management II, Limited                                115,444


Foundation

        The Vernon K. Krieble Foundation
        Incorporated                                          122,390


Total Shares                                                2,258,250

                                                         Page 30 of 34 Pages


                               EXHIBIT G
                               AGREEMENT


        Agreement made as of January 31, 1992 (this "Agreement") among Frederick B. Krieble ("Transferor"), Theta II Limited, a company organized under the laws of The Turks and Caicos Islands ("Transferee"), and Henkel Corporation, a Delaware corporation ("Henkel").

        WHEREAS, Transferor is the holder of certain shares of Common Stock, $.01 par value ("Loctite Common Stock"), of Loctite Corporation, a Delaware corporation ("Loctite"), and expects to become the holder of certain additional shares of Loctite Common Stock in the near future; and

        WHEREAS, Transferor desires to transfer such shares of Loctite Common Stock to Transferee; and

        WHEREAS, Henkel has a right of first refusal with respect to the proposed transfers by Transferor of such shares of Loctite Common Stock, but, on the terms and conditions of this Agreement, is willing to permit such transfers;

        NOW, THEREFORE, in consideration of the mutual agreements contained herein, and for other valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

        Section 1. Transfer of Loctite Common Stock. On the terms and subject to the conditions of this Agreement, upon the receipt by Henkel of a duly executed acknowledgment of Loctite, in the form of Annex A hereto, Transferor shall transfer to Transferee all of the 131,492 shares of Loctite Common Stock currently owned of record by Transferor and, upon the transfer of record ownership thereto to Transferor, all of the 560,466 shares of Loctite Common Stock currently owned of record by certain trusts for the benefit of Transferor.

        Section 2.  Representations and Warranties of Transferor and
Transferee.

        Transferor and Transferee hereby represent and warrant to Henkel as follows:

        (a) Transferee is a corporation duly organized, validly existing and in good standing under the laws of The Turks and Caicos Islands. A complete and correct copy of the constituent documents of Transferee is attached hereto as Annex B.

        (b) Each of Transferor and Transferee has all requisite power and authority to enter into this Agreement and to consummate the transactions contemplated hereby in accordance with the terms hereof.

        (c) The execution and delivery of this Agreement by Transferee and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Transferee and no other corporate proceeding is necessary for the execution and delivery of this Agreement by Transferee, the performance by Transferee of its obligations hereunder and the consummation by Transferee of the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Transferor and Transferee and constitutes a legal, valid and binding agreement of each of them, enforceable against each of them in accordance with its terms.

        (d) Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby in accordance with the terms hereof (i) results or will result in a material breach of, or constitutes or will constitute a material default under, any agreement or other undertaking to which Transferor or Transferee is a party or by which Transferor or Transferee may be bound, or (ii) results or will result in a material violation of any order, writ, injunction, decree or

                                                         Page 31 of 34 Pages

award of any court or governmental authority to which Transferor or Transferee may be subject, or (iii) results or will result in a material violation of any Federal or state law, statute, ordinance, rule or regulation applicable to Transferor or Transferee.

        (e)  Transferor currently owns 131,492 shares of Loctite Common
Stock and expects to obtain record ownership of an additional 560,466 shares of Loctite Common Stock currently owned of record by certain trusts for the benefit of Transferor, and, upon consummation of the transfers contemplated hereby, Transferee will own, 691,958 shares of Loctite Common Stock, in each case, free and clear of any liens, charges, claims or encumbrances, other than as created by the provisions of this Agreement and the Stock Purchase Agreement dated as of May 23, 1985 among Henkel, as assignee of Henkel of America, Inc., and each of the selling stockholders listed on Exhibit A thereto (the "Stock Purchase Agreement"), a copy of which is attached hereto as Annex C.
Such shares of Loctite Common Stock were validly issued and are fully paid and non-assessable.

        (f) Transferor currently owns 1 share of capital stock, nominal value $1.00 per share ("Theta Capital Stock"), of Transferee and, in connection with the transfers contemplated hereby, will obtain ownership of an additional 99 shares of Theta Capital Stock, in each case, free and clear of any liens, charges, claims or encumbrances, other than as created by the provisions of this Agreement. Such shares of Theta Capital Stock constitute all of the outstanding shares of capital stock of Transferee. Other than pursuant to this Agreement, there are not authorized or outstanding any subscriptions, options, conversion rights, warrants or other agreements, securities or commitments of any nature whatsoever (whether oral or written and whether firm or conditional) obligating Transferor or Transferee to issue, deliver or sell, or cause to be issued, delivered or sold, the shares of Theta Capital Stock held by Transferor or any other shares of the capital stock, or any securities convertible into or exchangeable for shares of capital stock, of Transferee or obligating Transferor or Transferee to grant, extend or enter into any such agreement or commitment.

        (g) Except for obligations or liabilities incurred in connection with its organization or the consummation of the transactions contemplated hereby, Transferee has not incurred any obligations or liabilities and has not engaged in any business or activity of any type or kind whatsoever or entered into any agreements or arrangements with any person or entity.

        Section 3. Representations and Warranties of Henkel.

        Henkel hereby represents and warrants to Transferor and Transferee as follows:

        (a) Henkel is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware.

        (b) Henkel has all requisite power and authority to enter into this Agreement and to consummate the transactions contemplated hereby in accordance with the terms hereof.

        (c) This Agreement has been duly and validly executed and delivered by Henkel and constitutes a legal, valid and binding agreement of Henkel, enforceable against it in accordance with its terms.

        Section 4.  Covenants and Agreements of Transferor and Transferee.

        (a) Transferor hereby grants to Henkel a right of first refusal, on the same terms and conditions as the right of first refusal granted pursuant to the provisions of Section 7(b) of the Stock Purchase Agreement, with respect to all shares of Theta Capital Stock at any time owned of record or beneficially by the Transferor as long as Transferee owns any shares of Loctite Common Stock, and hereby agrees to be bound by the right of first refusal provisions of Section 7(b) of the Stock Purchase Agreement with respect to all shares of Theta Capital Stock at any time owned of record or beneficially by him as long as Transferee owns any shares of Loctite Common Stock (as fully and with the same legal effect as if Section 7(b) of the Stock Purchase Agreement had referred specifically to such shares of Theta Capital Stock) and with respect to all shares of Loctite Common Stock owned of record

                                                         Page 32 of 34 Pages

or beneficially by Transferee or, in the event of a transfer permitted by the proviso to Section 4(d) hereof, by Transferor.

        (b) Transferee hereby grants to Henkel a right of first refusal, on the same terms and conditions as the right of first refusal granted pursuant to the provisions of Section 7(b) of the Stock Purchase Agreement, with respect to all shares of Loctite Common Stock acquired by Transferee by transfer as contemplated hereby from Transferor, and all shares of Loctite Common Stock issued in respect of any such shares, and hereby agrees to be bound by the right of first refusal provisions of Section 7(b) of the Stock Purchase Agreement with respect to all shares of Loctite Common Stock acquired by Transferee by transfer as contemplated hereby from Transferor, and all shares of Loctite Common Stock issued in respect of any such shares.

        (c) In furtherance of the foregoing right of first refusal and without limitation, Transferor shall not sell, transfer, pledge or otherwise dispose of or encumber, directly or indirectly, any shares of Theta Capital Stock, or reach an agreement or understanding to do any of the foregoing, without the prior written consent of Henkel. Transferee will not suffer or permit any transfer of shares of Theta Capital Stock to be effected in violation of this Agreement and will cause its Directors to decline, in accordance with Article 8 of the Articles of Association of Transferee in effect as of the date hereof, to register in the Register of Transferee any transfer of shares of Theta Capital Stock attempted to be effected in violation of this Agreement. Sales, transfers or other dispositions attempted to be effected in violation of the provisions of this Agreement shall be null and void and the shares of Theta Capital Stock subject to such attempted sale, transfer or other disposition shall remain subject to this Agreement.

        (d) Transferee shall not, and Transferor shall not cause or permit Transferee to, sell, transfer, pledge or otherwise dispose of or encumber, directly or indirectly, any shares of Loctite Common Stock, or reach an agreement or understanding to do any of the foregoing, without the prior written consent of Henkel, except in accordance with Section
7(b) of the Stock Purchase Agreement; provided, however, that Transferee may transfer shares of Loctite Common Stock back to Transferor without the prior written consent of Henkel, in which event, however, such shares of Loctite Common Stock shall be held by Transferor subject to the right of first refusal provisions of Section 7(b) of the Stock Purchase Agreement and shall not thereafter be transferred by Transferor, including, without limitation, to Transferee, without the prior written consent of Henkel, except in accordance with Section 7(b) of the Stock Purchase Agreement. Sales, transfers or other dispositions attempted to be effected in violation of the provisions of this Agreement shall be null and void and the shares of Loctite Common Stock subject to such attempted sale, transfer or other disposition shall remain subject to this Agreement.

        (e) Transferee shall not, and Transferor shall not cause, suffer or permit Transferee to, (i) engage in any business or activity other than the ownership of shares of Loctite Common Stock or (ii) own any assets other than shares of Loctite Common Stock.

        (f) Transferor shall not cause or permit Transferee to amend its constituent documents in effect on the date hereof, without the prior written consent of Henkel, which consent, in the case of an amendment required by law, shall not be unreasonably withheld.

        (g) Transferor acknowledges and agrees that each of the certificates representing shares of Theta Capital Stock, and Transferor and Transferee acknowledge and agree that each of the certificates representing shares of Loctite Common Stock subject to the right of first refusal described herein, shall be stamped with a legend satisfactory to Henkel reflecting the provisions of this Agreement and the Stock Purchase Agreement.

        (h) Transferor and Transferee recognize and acknowledge that Henkel would not have consented to the transfer of Loctite Common Stock contemplated hereby and granted the waiver provided herein without the representations, covenants and agreements of Transferor and Transferee contained in this Agreement and that a breach of any of such representations, covenants and agreements will cause Henkel to sustain injury for which it would not have an adequate remedy at law for money damages. Therefore, Transferor

                                                         Page 33 of 34 Pages

and Transferee agree that in the event of any such breach, Henkel shall be entitled to the remedy of specific performance of such covenants and agreements and preliminary and permanent injunctive and other equitable relief in addition to any other remedy to which it may be entitled, at law or in equity.

        Section 5. Agreement of Henkel. Effective upon the receipt by Henkel of a duly executed acknowledgment of Loctite, in the form of Annex A hereto, Henkel waives the provisions of Section 7(b) of the Stock Purchase Agreement to the extent, but only to the extent, necessary to permit the transfer contemplated hereby.


        Section 6.  Miscellaneous.

        (a) This Agreement shall terminate on May 23, 1998, unless sooner terminated by mutual agreement of all the parties hereto.

        (b) This Agreement and the Stock Purchase Agreement set forth the entire agreement among the parties with respect to the subject matter hereof and supersede all other previous written, oral or implied understandings among them with respect to such matters.

        (c) This Agreement may not be modified or amended except by an instrument in writing signed by the party against whom enforcement of any such modification or amendment is sought.

        (d) All agreements, covenants, representations and warranties contained herein shall survive the execution and delivery of this Agreement and the transfer of shares of Loctite Common Stock contemplated hereby.

        (e) This Agreement shall be construed in accordance with and governed by the laws of the State of New York.

        (f) This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

        IN WITNESS WHEREOF, the undersigned parties hereto have duly executed this Agreement as of the date first above written.


                                      /s/ Frederick B. Krieble
                                      ____________________________
                                      Frederick B. Krieble


                                      THETA II LIMITED

                                      /s/ Frederick B. Krieble
                                      _____________________________
                                      By Frederick B. Krieble,
                                         Managing Director


                                      HENKEL CORPORATION


                                      /s/ Ernest G. Szoke
                                      _____________________________
                                      By Ernest G. Szoke, Secretary


          [ANNEX A, ANNEX B AND ANNEX C INTENTIONALLY OMITTED]

                                                         Page 34 of 34 Pages

                             EXHIBIT H
                           ACKNOWLEDGMENT


        Loctite Corporation, a Delaware corporation, hereby acknowledges that, for purposes of the agreement made as of May 23, 1985 between Loctite Corporation and Henkel of America, Inc. (the "Standstill Agreement"), (1) any shares of common stock of Loctite Corporation transferred by Frederick B. Krieble to Theta II Limited, a personal holding company established by Mr. Krieble to own his holdings of common stock of Loctite Corporation, including without limitation any shares of common stock of Loctite Corporation issued in respect of such shares, and any shares of capital stock of Theta II Limited held by Frederick B. Krieble, as long as Theta II Limited owns any shares of common stock of Loctite Corporation, are subject to Section 7(b) of the stock purchase agreement dated as of May 23, 1985 (the "Stock Purchase Agreement") referred to in the Standstill Agreement, (2) each of Frederick B. Krieble and Theta II Limited is deemed a "Seller" for purposes of Section 7(b) of the Stock Purchase Agreement, and (3) the acquisition at some later date by Henkel KGaA or any of its affiliates of any shares referred to in (1) above will be deemed to be a purchase "pursuant to Section 7(b) of the Stock Purchase Agreement" within the meaning of Section 1(b) of the Standstill Agreement.

                                      LOCTITE CORPORATION

      February 4, 1972                   /s/ Kenneth W. Butterworth
 ___________________________          By___________________________
        Date                            Kenneth W. Butterworth
                                        Chairman & CEO